Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 3, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes®	August 27, 2015	ARN-40
Accelerated Return Notes®	August 27, 2015	ARN-41
Capped Leveraged Index Return Notes®	August 27, 2015	LIRN-24
Leveraged Index Return Notes®	August 27, 2015	LIRN-25
Strategic Accelerated Redemption Securities®	August 27, 2015	STR-20
Market-Linked Step Up Notes	August 27, 2015	SUN-75
Accelerated Barrier Notes due September 6, 2017	August 31, 2015	T590
Accelerated Barrier Notes due September 3, 2020	August 31, 2015	T591
Absolute Return Barrier Securities due September 5, 2019	August 31, 2015	T592
Accelerated Barrier Notes due September 4, 2019	August 31, 2015	T593
High/Low Coupon Callable Yield Notes due March 3, 2017	August 31, 2015	U1299